Exhibit 23.11

Consent of Ernst & Young
We consent to the reference to our firm under the caption “Experts” in connection with Arabian Geophysical & Surveying Company Limited in Amendment No.1 to the Registration Statement (on Forms F-4 and S-4) and related Prospectus of Compagnie Generale de Geophysique for the exchange offer of its outstanding 7 1/2% Senior Notes due 2015 and to the incorporation by reference therein of our report dated February 1st, 2005, with respect to the financial statements of Arabian Geophysical & Surveying Company Limited included in the amended Annual Report (on Form 20-F/A) of Compagnie Générale de Géophysique for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
Al Khobar, Saudi Arabia
September 20, 2005

Ernst & Young
/s/ Abdulaziz Saul Alshubaibi
Abdulaziz Saud Alshubaibi